EXHIBIT 99.1

                               CONTINUATION SHEET
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(1)  Not applicable.

(2) The reporting person sold in a public offering 25,000 shares of common stock of First Marblehead Corporation. In addition, The Berkley Foundation, Inc. ("The Berkley Foundation") sold in a public offering 35,133 shares of common stock of First Marblehead Corporation.

(3) Includes 5,286,154 shares held by Interlaken Investment Partners, L.P. ("Investment Partners"), 690,498 shares held by Interlaken Management Partners, L.P. ("Management Partners"), 250,000 shares held by Berkley Peninsula LLC ("Berkley Peninsula") and 63,878 shares held by The Berkley Foundation. The reporting person is the President of The Berkley Foundation and may be deemed to have beneficial ownership of the 63,878 shares of common stock of First Marblehead Corporation held by The Berkley Foundation. The reporting person is the Managing Director and sole owner of Berkley Peninsula and may be deemed to have the beneficial ownership of the 250,000 shares of common stock of First Marblehead Corporation held by Berkley Peninsula. The reporting person is the President and sole shareholder of Lake Management, Inc., which is the sole general partner of Management Partners, which is the sole general partner of Investment Partners. As such, the reporting person indirectly controls Investment Partners and Management Partners and may be deemed to have the beneficial ownership of 5,286,154 shares and 690,498 shares held by Investment Partners and Management Partners, respectively. The reporting person disclaims beneficial ownership of all shares of common stock owned by The Berkley Foundation, Investment Partners and Management Partners except, in each case, to the extent of any indirect pecuniary interest therein.